OMV Investor News

Results for January to September and Q3 2006

Solid financial performance in a weakening environment

November 15, 2006
7:00 (GMT), 8:00 (CET)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
621	505	690	(27)	EBIT	1,667	1,626	2	1,958
662	542	745	(27)	Clean EBIT	1,696	1,768	(4)	2,305
474	433	540	(20)	Net income	1,337	1,234	8	1,496
400	369	426	(13)	Net income after minorities	1,088	1,019	7	1,256
413	401	422	(5)	Clean net income after minorities	1,111	1,057	5	1,391
1.34	1.24	1.43	(13)	EPS in EUR	3.65	3.41	7	4.21
1.38	1.35	1.41	(5)	Clean EPS in EUR	3.72	3.54	5	4.66
565	662	821	(19)	Cash flow from operations	1,732	1,806	(4)	2,108
1.89	2.22	2.75	(19)	CFPS in EUR	5.81	6.05	(4)	7.06

- **Clean EBIT at EUR 542 mn down by 27% from Q3/05, the principal driver being lower refining margins; Petrom contributed EUR 188 mn**
- **Clean NIAT after minorities at EUR 401 mn in Q3/06 down by 5%; first contribution of the Turkish marketing company Petrol Ofisi of EUR 21 mn and strong results from Borealis**
- **Clean EPS after minorities EUR 1.35 down by 5%; reported EPS 13% lower at EUR 1.24**
- **Continuing strong cash flow resulted in a gearing ratio of 5% at the end of September**
- **Outlook: Despite the recent weakening in oil prices we expect to achieve overall a similar result to 2005**

Wolfgang Ruttenstorfer, CEO of OMV

"The environment for the oil and gas industry weakened in the course of this quarter. Since August oil prices softened and refining margins were significantly lower. Nevertheless the Group posted again a solid financial performance. We continued to make progress in implementing the modernization process in Petrom and despite the evident level of cost involved for restructuring, Petrom contributed impressive 35% to Group's clean EBIT. Following the decision for EU accession of Romania, as of January 1, 2007, we also saw further signs for convergence of Romanian gas prices with international market prices.

For the first time we have now included in our results the contribution of Petrol Ofisi, the Turkish Marketing company, in which we hold a 34% stake. Through this participation we now have access to one of the largest and fastest growing markets in Europe. In the E&P business we made a strategically important move by acquiring a small exploration portfolio in Russia. In line with our strategy for 2010 we want to be the most successful company in capitalizing on the European „growth belt" in oil and gas and securing the future supply through a strong upstream position."

Move & More. OMV

Financial highlights

Third quarter 2006 (Q3/06)

In Q3/06 OMV experienced a challenging environment, with declining oil prices and a sharp decrease in bulk margins. The **Group's EBIT** of EUR 505 mn was 27% below the level of Q3/05. The EBIT contribution of **Petrom** was EUR 183 mn, down by 36%. **Net income from investment activities** more than doubled and reflected the strong contribution from Borealis, and in particular the first time consolidation of OMV's 34% stake in the Turkish marketing company Petrol Ofisi. **Net income after minorities** of EUR 369 mn was 13% below last year's level. **Clean EBIT** declined by 27% to EUR 542 mn after excluding mainly special charges from asset write-downs and restructuring costs. **Petrom's** clean EBIT contribution stood at EUR 188 mn, down by 45%. **Clean net income after minorities** was EUR 401 mn and **clean EPS** after minorities were EUR 1.35, down 5% compared to last year.

In **Exploration and Production (E&P)** clean EBIT decreased by 15% compared to Q3/05 reflecting a decline in production and an increase in OPEX, which could not be offset by higher crude price levels. The Group's oil and gas production amounted to 310,000 boe/d, some 5% lower than in Q3/05, mainly due to the natural decline in oil production as well as the lower gas production affected by the reduced level of off take in Romania.

In **Refining and Marketing (R&M)** clean EBIT was down by 67%. Improved results in the petrochemicals business and a good marketing result could not offset the impact of a much weaker market environment in bulk refining and adverse inventory effects. The level of own energy consumption in the Petrom refineries remained very high and significantly above western standards.

In the **Gas** segment clean EBIT increased by 57%, mainly due to the significant contribution of Petrom's gas marketing activities (not included in Q3/05). The storage business showed strong results, supported by increased storage capacities sold.

January – September 2006 (9m/06)

Oil prices in the first 9 months of 2006 were very volatile, showing a steep decline from their peak in August. However, the average crude price was significantly higher than in 9m/05, resulting in strong E&P results in 9m/06, which compensated for the weaker downstream environment. Bulk margins improved in Q2 however suffered again in Q3, in total staying significantly below the 9m/05 margins. Petrochemical margins showed a largely positive trend during the course of the 9 months. Overall, the Group generated a strong financial performance. **Group EBIT** of EUR 1,667 mn was 2% above the level of 9m/05, while the EBIT contribution of **Petrom** rose by 20% to EUR 628 mn. **Net income from investment activities** was up 89%, reflecting the strong contribution from our gas affiliate EconGas, as well as a good performance at Borealis and the first time inclusion of Petrol Ofisi in Q3. **Net income after minorities** of EUR 1,088 mn was 7% above 9m/05. **Clean EBIT** declined by 4% to EUR 1,696 mn after excluding mainly exceptional income from the disposal of offshore drilling rigs in Petrom, which were identified as non-core assets, and exceptional charges relating to asset write-downs and restructuring. **Petrom's** clean EBIT contribution thus stood at EUR 617 mn, down by 4%. **Clean net income after minorities** was EUR 1,111 mn and **clean EPS** was EUR 3.72, 5% higher than in 9m/05.

As of 2006, **Petrom's results** are no longer presented as a separate business segment, with EBIT now reported within the E&P, R&M and Gas segments. However, to maintain the same level of disclosure, Petrom's contribution within the individual segments is also shown.

In **Exploration and Production** clean EBIT increased by 27%, reflecting significantly higher oil and gas prices. As a result of the asset sales undertaken as part of the Group's portfolio rationalization, and lower production in Romania, the Group's oil and gas production stood at 323,000 boe/d, 4% lower than last year.

In **Refining and Marketing** clean EBIT was down 70%, reflecting a weaker margin environment in bulk refining. The petrochemicals business as well as the marketing result saw improvements during the year, supported by stronger margins in Q3. High crude prices adversely impacted results, increasing the cost of own energy consumption in the refineries, in particular at Petrom, where the level of energy intensity is significantly above western standards. In March and separately in July fires occurred at the Schwechat refinery, and as a result, throughput was reduced until Q3/06.

In the **Gas** segment clean EBIT rose significantly mainly due to the first-time inclusion of the gas marketing activities of Petrom. Higher prices in OMV's markets outside Romania and a positive development in the storage business also boosted the results.

Significant events in Q3/06

The contribution of OMV's 34% stake in Petrol Ofisi, Turkey's leading company in the retail and commercial business, is included in financial income with an at-equity contribution of EUR 21 mn for the first time in Q3/06.

On July 13, OMV suffered a fire at the crude oil distillation unit 4 of the Schwechat refinery. A technical malfunction in the spindle oil system of the plant was identified as the cause of the fire. Thanks to the prompt actions of the local management, the capacity of the plant remained unaffected and it has been back on stream since July 22.

On July 19, OMV announced the discovery and successful testing of oil and gas in its Nawara 1 exploration well in the Jenein Sud Exploration Permit in Southern Tunisia. This was the second discovery in the Permit within a year and shows the high potential of this block.

In September Petrom approved the development plan for the Komsomolskoe oil field in Kazakhstan. The oil field development is planned to be finalized in 2008 and is expected to result in a daily production rate of 10,000 boe for several years. A total of approximately USD 190 mn will be invested in this project. Petrom also signed an agreement for the acquisition of a 74.9% majority stake of Ringoil Holding & Trading Ltd. on September 25. The company is owned by a group of Russian and international investors with experience in Russia and in other CIS states in E&P as well as in trading. The company holds 100% of six Russian companies, which in turn hold a prospective exploration portfolio in Russia. The transaction is subject to the approval of the Russian competition authorities. On September 5, 2006 Adria LNG Study Company, where OMV is one of the shareholders, signed a cooperation agreement with E.ON Ruhrgas AG to prepare joint feasibility studies for the construction of an LNG regasification terminal in Croatia. The studies will be based on investigations that were started in 1995.

On September 28 OMV, EconGas, GWH and Centrex signed gas supply contracts with Gazexport Ltd. These contracts will guarantee gas imports to Austria until 2027 and would have expired originally in 2012. EconGas, as the trading subsidiary of OMV's gas activities, entered into a direct contractual relationship with Gazexport, thus replacing the previous contractual partner OMV Gas International GmbH. As OMV is giving Gazexport comfort for EconGas' obligation out of their bilateral contract, OMV increases its weight in the EconGas structure, thus leading to a full consolidation of EconGas as of Q4/06.

Outlook 2006

We expect crude prices and refining margins to remain volatile for the balance of the year. Overall we expect to achieve a similar result to 2005, taking account of the weakening since August of the high oil price environment we had experienced in the first half of 2006 and the more challenging refining environment. Crude prices softened significantly in Q3. They are likely to be lower in Q4 than in the first nine months of this year. We expect the USD/EUR exchange rate to remain at the current level, leading to a weaker yearly average USD compared to last year. Refining margins are likely to stay at Q3's level for the rest of the year, thus overall significantly weaker than the exceptionally strong levels of 2005. Due to the high Brent price, the spread between Brent and Urals prices should be above 2005 levels, however we expect a further decline by the end of the year.

E&P will continue to benefit from the high crude price environment. In total we expect full year production volumes to be lower than in 2005 to a similar extent as experienced year to date. After seasonally lower gas volumes in Q2 and Q3 we anticipate higher production volumes in Q4/06. Investments in Romania will continue to focus on production optimization and cost saving projects. The first benefits of these measures are expected to be visible towards the end of next year. The Romanian gas authority announced an increase in the gas price for producers from USD 119/1,000 cbm in Q3/06 to about USD 144/1,000 cbm, an increase of 20%, as of November 11. A roadmap for further gas price increases is under negotiation. The Pohokura gas field in New Zealand started production at the end of September and is expected to reach peak production of about 10,000 boe/d (net OMV) till the end of 2006. Block S2 (Al Uqlah) in Yemen is expected to come on-stream at the end of Q4/06 with an initial net production of 1,000 – 2,000 boe/d. The sale of OMV's assets in Ecuador, which had been acquired from Preussag in 2004, was closed on October 4. OMV's share of production was some 7,000 bbl/d in Q3/06. In the NC 186 oil field in Libya, where OMV has an exploration and production sharing agreement (EPSA), for the first time the profit oil phase has been reached. During the previous cost oil phase no tax expenses had to be accounted for. Therefore, from Q4/06 onwards, the tax barrels will be added back to OMV's net production starting with: Reserves for this future tax element will be booked by year end. The current net production from NC 186 of about 4,000 bbl/d should increase to about 8,000 bbl/d as a result of this development. On the other hand this gross up will be shown as higher tax expenses in Libya. This form of presentation will improve comparability of production volumes regardless of the type of contract (EPSA or concession).

In **R&M** we expect bulk refining margins to stay at Q3's level for the rest of the year, although below the same period in 2005 when margins were exceptionally high in the aftermath of the hurricanes in the Gulf of Mexico. Following the two fires at Schwechat throughput returned to normal levels at the end of Q3 and there should be no further immediate impact. However, the analysis of the accidents and a detailed prevention program are expected to lead to a 23-day refinery shut down in Q2/07. In Q4/06 a 12-day crude distillation shut down is scheduled at the Petrobrazi refinery. The high oil price environment badly impacts the profitability of Petrom refineries due to their high energy consumption, and the focus of investment in 2006 and 2007 will be on modernizing and gradually improving the energy efficiency of the Petrom refineries. We expect retail margins to remain under pressure as a result of continued high price levels and increased competition for market share. The sale of OMV's marketing operations in Serbia and Romania has been completed and those activities will be therefore transferred from OMV to Petrom in Q4/06.

In the **Gas** segment, the development of the gas business in Petrom is being hampered by the unstable environment caused by regulatory changes in Romania. The Austrian gas supply contracts with Gazexport have been extended until 2027. As OMV is giving Gazexport comfort for EconGas' obligation out of their bilateral contract, OMV's weight in the EconGas structure has increased, leading to the full consolidation of EconGas as of Q4/06. (Until now EconGas was equity accounted for in OMV's results).

Further restructuring expenses relating to the modernization program at **Petrom** are expected to be booked in Q4/06.

The Turkish marketing company **Petrol Ofisi**, which OMV started to consolidate "at equity" (34%) since Q3/06, has received payment demands from the local tax office in relation to penalties imposed against Petrol Ofisi A.S. and its subsidiary ERK Petrol Yatirimlari A.S. by the Energy Market Regulatory Authority (EMRA). The total penalty is about EUR 330 mn (TYL 600 mn) and relates to an allegation of product supply to unlicensed retailers during the transition period after the new Petroleum Markets Law was enforced at the start of 2005. This new law required all retailers to renew their distribution licenses; 28 out of 30 companies in the fuel marketing industry received such a fine. Petrol Ofisi has filed an appeal with the Supreme Court and the Administrative Court for the cancellation of these penalties as well as of the payment order. As a result of these appeals still pending, a separate application has been made to the Finance Ministry for permission to postpone or pay the fine in installments, with all rights arising out of the separate appeal processes reserved.

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
4,646	4,870	4,015	21	Sales [1]	13,814	11,018	25	15,580
474	*421*	*536*	*(21)*	*EBIT E&P*	*1,484*	*1,132*	*31*	*1,594*
130	*72*	*169*	*(58)*	*EBIT R&M*	*165*	*512*	*(68)*	*411*
28	*25*	*15*	*63*	*EBIT Gas*	*86*	*46*	*86*	*68*
–	*–*	*0*	*n.m.*	*EBIT Chemicals*	*–*	*6*	*n.m.*	*6*
(11)	*(13)*	*(31)*	*(59)*	*EBIT Corporate*	*(68)*	*(70)*	*(3)*	*(121)*
621	505	690	(27)	EBIT Group	1,667	1,626	2	1,958
507	*453*	*535*	*(15)*	*Clean EBIT E&P* [2]	*1,490*	*1,177*	*27*	*1,718*
138	*75*	*225*	*(67)*	*Clean EBIT R&M* [2]	*179*	*603*	*(70)*	*604*
28	*25*	*16*	*57*	*Clean EBIT Gas* [2]	*86*	*49*	*77*	*67*
–	*–*	*0*	*n.m.*	*Clean EBIT Chemicals* [2]	*–*	*6*	*n.m.*	*6*
(11)	*(12)*	*(31)*	*(63)*	*Clean EBIT Corporate* [2]	*(60)*	*(66)*	*(10)*	*(89)*
662	542	745	(27)	Clean EBIT [2]	1,696	1,768	(4)	2,305
643	544	680	(20)	Income from ordinary activities	1,712	1,591	8	1,948
474	433	540	(20)	Net income	1,337	1,234	8	1,496
400	369	426	(13)	Net income after minorities	1,088	1,019	7	1,256
413	401	422	(5)	Clean net income after minorities	1,111	1,057	5	1,391
1.34	1.24	1.43	(13)	EPS in EUR	3.65	3.41	7	4.21
1.38	1.35	1.41	(5)	Clean EPS in EUR	3.72	3.54	5	4.66
565	662	821	(19)	Cash flow from operating activities	1,732	1,806	(4)	2,108
1.89	2.22	2.75	(19)	CFPS in EUR	5.81	6.05	(4)	7.06
–	–	–	n.a.	ROFA (%)	31	32	(4)	29
–	–	–	n.a.	ROACE (%)	21	23	(10)	20
–	–	–	n.a.	ROE (%)	22	24	(9)	22
46,734	44,319	55,594	(20)	OMV employees	44,319	55,594	(20)	49,919
41,522	39,043	50,012	(22)	thereof Petrom	39,043	50,012	(22)	44,693

[1] Sales excluding petroleum excise tax

[2] Adjusted for exceptional, non-recurring items; figures 2005 exclude results from discontinued operations

Exploration and Production (E&P)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
1,044	1,062	869	22	Segment sales	2,985	2,401	24	3,444
474	421	536	(21)	EBIT	1,484	1,132	31	1,594
(33)	(32)	1	n.m.	Special items	(6)	(45)	(86)	(124)
507	453	535	(15)	Clean EBIT	1,490	1,177	27	1,718

Q2/06	Q3/06	Q3/05	Δ%	Key performance indicators	9m/06	9m/05	Δ%	2005
29.3	28.5	29.9	(5)	Total hydrocarbon production in mn boe	88.2	91.9	(4)	123.3
322,000	310,000	325,000	(5)	Total hydrocarbon production in boe/d[1]	323,000	337,000	(4)	338,000
15.4	15.2	16.2	(7)	Crude oil and NGL production in mn bbl	46.1	48.7	(5)	65.6
81.1	77.3	79.0	(2)	Natural gas production in bcf	243.9	250.4	(3)	334.9
69.59	69.60	61.55	13	Average Brent price in USD/bbl	66.96	53.54	25	54.38
61.09	61.84	57.29	8	Average realized crude price in USD/bbl	59.38	48.09	23	49.78
37.48	48.07	33.05	45	Exploration expenditure in EUR mn	122.74	82.67	48	150.65
21.04	37.66	13.26	184	Exploration expenses in EUR mn	85.47	57.98	47	132.21
11.76	11.71	10.61	10	OPEX in USD/boe	11.09	10.21	9	10.46

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
206	221	329	(33)	EBIT	776	567	37	791
(33)	(5)	0	n.m.	Special items	19	(35)	n.m.	(100)
239	226	328	(31)	Clean EBIT	757	602	26	891

Q2/06	Q3/06	Q3/05	Δ%	Key performance indicators	9m/06	9m/05	Δ%	2005
202,000	197,000	213,000	(8)	Total hydrocarbon production in boe/d	204,000	216,000	(5)	217,000
8.9	8.9	9.6	(7)	Crude oil and NGL production in mn bbl	26.8	28.6	(6)	38.6
1.5	1.4	1.5	(8)	Natural gas production in bcm [1]	4.4	4.6	(4)	6.2
64.84	65.81	57.39	15	Average Urals price in USD/bbl	62.98	49.81	26	50.87
58.49	58.95	56.92	4	Average realized crude price in USD/bbl	56.95	47.45	20	49.43
118.02	118.99	101.47	17	Regulated domestic gas price for producer in USD/1,000 cbm	115.51	90.88	27	94.35
14.97	14.32	12.90	11	OPEX in USD/boe	13.75	12.60	9	13.10

[1] Reported in bcm, as gas prices in Romania are based on cbm

Third quarter 2006 (Q3/06)

- **Lower production volumes mainly due to natural decline, the ongoing restructuring program in Romania, reduced off take of gas volumes in Romania as well as divestments**
- **Lower sales volumes due to lower oil liftings mainly in Tunisia and Libya**
- **OPEX up by 10% compared to Q3/05, mainly driven by increased costs due to Petrom's restructuring, cost inflation within the industry, FX rates and lower production**
- **Step up in exploration expenditures, mainly in Romania and Libya**
- **Write-off of Venezuelan assets, triggered by ongoing uncertainties regarding the legal framework**

C[illegible] [illegible]er price levels. The [illegible] Company's [illegible] 9% less than the correspo[illegible]ding increases in the benchmark Brent and Urals prices. The Group's realized/Brent-price differential increased to USD 7.8/bbl from USD 4.3/bbl in Q3/05 as Petrom's internal transfer prices have been adjusted as of January 1 to reflect the higher than average own energy consumption in the two Petrom refineries resulting in an additional discount of about USD 3/bbl compared to 2005. The Group's average **realized gas price** was down by 1% compared to Q3/05, reflecting a declining but overall still high price environment in the international gas markets.

EBIT decreased by 21% compared to Q3/05 due to a lower contribution from Petrom but also due to the extraordinary write-off of the Venezuelan assets due to the uncertain legal situation following the termination of our service contract, amounting to EUR 25 mn, as well as some personnel related restructuring costs. Excluding special items **clean EBIT** in Q3/06 was 15% below last year's level.

Production costs excluding royalties (OPEX) in USD/boe increased by 10% compared to Q3/05. The higher costs mainly resulted from increasing cost inflation in the industry and to some extent from lower production volumes. In Petrom OPEX increased by 11% compared to Q3/05. This was due to several factors: primarily higher service costs resulting from the ongoing technical upgrade of producing wells and overall higher personnel costs which could not yet be mitigated by the existing restructuring program; and the impact of FX rates and the lower production volumes. Petrom's total lifting costs of USD 22.0/boe remained at last year's level.

Exploration expenditure exceeded the level of Q3/05, mainly due to the gradual step-up of activities in Romania but also due to higher exploration in Libya.

[illegible]tion of oil, NGL (natural gas liquids) and gas decreased by 5% mainly due to lower volumes in Romania. In addition planned shutdowns of our gas plants in Pakistan and Austria as well as an unscheduled shutdown of the Schiehallion FPSO for 5 weeks to repair the mooring anchor chains adversely impacted production in Q3/06. **Oil and NGL production** was 7% below Q3/05 mainly due to lower volumes in the UK, the sale of assets in Qatar, the termination of the service contracts in Venezuela and lower volumes in Romania because of natural decline, which could not yet be compensated for by improved reservoir management and exploration successes. **Gas production** decreased by 2% mainly due to lower volumes in Romania, resulting from the maintenance shutdown in Petrom's Doljchim fertilizer plant, and the reduction in gas off-take resulting from the full utilization of gas storage capacity.

On September 30, production started at the Pohokura gas field in New Zealand. The production rate will gradually build up to approx. 10,000 boe/d by the end of the year.

Compared to Q2/06, clean EBIT declined by 10%. The differential between the reference Brent crude price and the Group's realized crude price was about 70 US cents below last quarter due to lifting schedules. The results were impacted by 4% lower production, lower sales volumes due to lifting schedules, as well as higher exploration expenses. Production volumes were down due to the above-mentioned shutdowns. In Romania volumes were affected by seasonally lower gas volumes as storage capacity was fully utilized and with a seasonally lower level of off-take, high pipeline pressure restricted our ability to produce gas. Oil volumes were stable compared to Q2/06. A maintenance shutdown in Petrom's Doljchim fertilizer plant further reduced gas volumes in the quarter. **OPEX** were at last quarter's level, despite lower production volumes, due to fluctuations associated with ongoing projects that cannot be evenly allocated over the quarters.

January – September 2006 (9m/06)

As of 2006 Petrom's E&P business is included in the results. To enable comparability the relevant 2005 E&P figures have been adjusted accordingly. Furthermore, as of January 1, the gas marketing activities in Romania have been transferred out of Petrom's E&P business, thereby reducing E&P results from 2006 onwards.

Segment sales increased due to higher price levels. The Company's average **realized crude price** showed an increase of 23%, mainly reflecting the increases in the Brent and Urals prices. The realized/Brent price differential widened to USD 7.6/bbl from USD 5.5/bbl in 9m/05. As of January 1, 2006 an adjustment was made to the transfer price arrangements for crude transferred out of Petrom's E&P to the R&M business to partly reflect the higher than average own energy consumption in the two Petrom refineries, as well as the large degree of necessary exports. Therefore there is a discount of about USD 3/bbl compared to last year. Also the practice of a 1 month time lag in transfer prices was terminated and transfer prices are now aligned with the current oil price for that month. The Group's average **realized gas price** increased by 30%, thereby reflecting the overall high price environment in international gas markets.

EBIT increased by 31% mainly due to higher price levels which were only partially offset by lower volumes. The charge resulting from the period-end mark to market of hedging activities was only EUR 0.2 mn, compared to a charge of EUR 18.5 mn in 9m/05. The strengthening of both the USD and the RON compared to 9m/05 positively affected the results.

In Q1/06 as part of Petrom's divestment program for non-core activities, 6 off-shore mobile drilling units, resulting in book gains. This was more than offset by the write-off in

Kazakhstan in Q2/06 and the write-off of the Venezuelan asset in Q3/06. In total special items increased **clean EBIT** by EUR 6 mn.

Production costs excluding royalties (OPEX) in USD/boe increased by 9%, driven by generally higher costs within the industry, lower production volumes, higher service costs resulting from the ongoing technical upgrade of producing wells in Romania as well as overall higher personnel costs in Petrom, which could not yet be compensated for by the existing restructuring program. Petrom's total lifting cost increased by 12% to USD 21.8/boe.

Exploration expenditure exceeded the level of 9m/05, mainly due to increased activities in Tunisia, Libya and Romania.

Total production of oil, NGL and gas decreased by 5%, mainly due to the lower volumes of Petrom. **Oil and NGL production** was below 9m/05 due to the exclusion of volumes in Venezuela and Qatar, lower volumes in the UK as well as in Romania due to natural decline, which could not yet be compensated by improved reservoir management and exploration successes. **Gas production** decreased mainly due to the lower volumes of Petrom and the asset sale in Australia in 2005, which could not be offset by higher volumes in Austria, Pakistan and New Zealand.

Refining and Marketing (R&M)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
4,403	4,709	4,232	11	Segment sales	13,005	10,765	21	15,081
130	72	169	(58)	EBIT	165	512	(68)	411
27	36	(23)	n.m.	thereof petrochemicals west	66	81	(19)	108
(8)	(4)	(56)	(94)	Special items	(14)	(91)	(85)	(192)
138	75	225	(67)	Clean EBIT	179	603	(70)	604

Q2/06	Q3/06	Q3/05	Δ%	Key performance indicators	9m/06	9m/05	Δ%	2005
6.12	4.52	6.70	(33)	OMV indicator margin in USD/bbl	4.72	6.04	(22)	6.04
6.23	6.26	5.82	8	Refining input in mn t	18.42	18.28	1	24.38
90	90	92	(3)	Utilization rate refineries in %	90	90	0	90
5.58	5.87	5.89	0	Refining sales volumes in mn t	17.06	16.47	4	22.00
0.54	0.54	0.41	29	thereof petrochemicals in mn t	1.62	1.50	8	2.02
4.55	4.96	4.85	2	Marketing sales volumes in mn t	13.76	13.03	6	17.44
2,520	2,509	2,466	2	Marketing retail stations	2,509	2,466	2	2,451

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
(52)	(45)	(43)	4	EBIT	(182)	(43)	325	(208)
(8)	–	(55)	n.m.	Special items	(8)	(80)	(90)	(123)
(44)	(45)	12	n.m.	Clean EBIT	(174)	37	n.m.	(86)

Q2/06	Q3/06	Q3/05	Δ%	Key performance indicators	9m/06	9m/05	Δ%	2005
6.03	4.19	5.71	(27)	OMV refining margin east in USD/bbl	4.54	5.55	(18)	5.29
1.70	1.74	1.76	(1)	Refining input in mn t	5.17	4.90	6	6.40
85	86	88	(1)	Utilization rate refineries in %	86	82	6	80
1.49	1.57	1.65	(5)	Refining sales volumes in mn t	4.59	4.31	7	5.60
0.11	0.10	0.17	(42)	thereof petrochemicals in mn t	0.30	0.42	(28)	0.55
1.35	1.46	1.51	(3)	Marketing sales volumes in mn t	4.23	3.91	8	5.07
699	677	672	1	Marketing retail stations	677	672	1	635

Third quarter 2006 (Q3/06)

- **Significant decrease in bulk margins burdened Q3/06 result**
- **Adverse inventory effects as a consequence of sharply reduced product prices**
- **Improved petrochemicals result due to higher volumes and stronger petrochemical margins**
- **Marketing business benefited from summer driving season and falling product prices in Q3/06**

R&M **segment sales** increased by 11% compared to Q3/05, supported by higher volumes and price levels in petrochemicals.

EBIT was 58% below last year's quarter, reflecting a significantly weaker environment in bulk as well as inventory effects, more than offsetting positive developments in petrochemicals and the marketing business. In addition high crude prices compared to Q3/05 adversely impacted the results, as they increased the cost of own energy consumption in refineries, in particular in Petrom, where the level of own consumption and losses is still significantly above western standards. **Clean EBIT** was down 67% and excludes special charges of EUR 4 mn mainly resulting from the fires at Schwechat.

The **bulk refining** result dropped due to lower refining margins (OMV indicator refining margin down by 33% compared to Q3/05) further burdened by a decreased light-heavy crude spread (USD 3.79/bbl in Q3/06 vs. USD 4.16/bbl in Q3/05). The refining margin west of USD 4.65/bbl was some 35% below Q3/05. In March and July, OMV reported fire accidents at the Schwechat refinery. As a large part of the damage caused by the fires has been repaired with the plant in operation and the actual EBIT impact was about EUR 15 mn in Q3/06, being lower than

anticipated. The reduced throughput has now returned close to normal levels. Final restoration is now scheduled for Q2/07.

The Refining business of Petrom continued to be negative as the high fraction of gasoline in Petrom's output was of disadvantage this quarter due to a decline in gasoline spreads. Furthermore, the results were adversely impacted by increased levels of expenses resulting from the refinery modernization and efficiency programs (for example, process control systems, SAP implementation and additional maintenance work). First technical adjustments helped to improve the product quality of diesel. Crude prices declined towards the end of the quarter whereas we had seen a strong increase in prices in the same period last year. This high volatility led to adverse inventory effects in the Refining business. As Petrom is to a large extent physically integrated, the majority of this was compensated for by gains in E&P.

Overall **capacity utilization** declined by 2% points compared to Q3/05 as the Schwechat refinery was affected by the fire accident, reducing the throughput. Capacity utilization in Petrom was somewhat lower than in Q3/05 due to depressed export product margins, coupled with the new excise tax on exported products and the increased processing in Q3/05 to cover the shut down at Petrobrazi in Q4/05. Total **refining sales** were slightly below last year's level: within this, higher volumes in the western refineries almost compensated for 5% lower refining sales at Petrom.

The **petrochemicals** result west (excluding Petrom) was strong as margins increased by 70%, mainly due to higher monomer prices which improved naphtha margins. Higher volumes supported the positive earnings trend. **Petrochemical sales volumes** increased significantly as volumes from Schwechat more than quadrupled compared to Q3/05 as a consequence of the shutdown in Q3/05 and the capacity increase, more than offsetting lower volumes at the Petrobrazi refinery.

After the difficult first half year, the **Marketing** result turned positive again in Q3 supported by the peak of the summer driving season in combination with declining product prices – both having a positive effect on demand. In addition margins improved compared to Q3/05. A higher contribution from the non-oil business also helped. Export volumes in Petrom decreased compared with exceptionally high export sales in Q3/05, which had been caused by the scheduled turnaround in Petrobrazi in Q4/05, which meant that storage tanks had to be emptied in order to make space for the crude oil that could not be processed. In May, a new excise tax for export products of USD 10/t was introduced in Romania, which adversely impacted export sales. Marketing volumes were slightly up year on year, driven by 8% higher retail volumes as a consequence of the increased number of filling stations. As of September 30, 2006 OMV's overall **retail network** had increased by 2%, mainly due to he higher number of filling stations in the Czech Republic.

Compared to Q2/06 EBIT declined significantly, mainly due to lower bulk margins and adverse inventory effects. However, margins in Marketing improved over the year and volumes were seasonally higher than in the previous quarter.

January – September 2006 (9m/06)

Since the beginning of the year Petrom's R&M business has been included in the results for the R&M segment. To enable comparability the relevant 2005 R&M figures have been adjusted accordingly.

As of January 1, 2006 the transfer price arrangements for crude transferred from E&P to the R&M business were adjusted as already described.

R&M **segment sales** increased by 21% mainly due to higher product prices, as well as higher sales volumes in both Refining and Marketing.

EBIT showed a volatile development in the course of the year; after losses in the first three months, it was positive in Q2 and Q3, but significantly burdened by lower bulk margins. It is therefore still notably below 9m/05, reflecting the significantly weaker environment in bulk as well as adverse crude inventory effects, which more than offset positive developments in the petrochemicals and marketing businesses. In addition high crude prices had an adverse impact on the cost of own energy consumption, in particular in Petrom, as already discussed. **Clean EBIT** was down 70% and excludes special charges of EUR 14 mn mainly resulting from the two fire accidents at the Schwechat refinery, asset write-offs (Petrom Hungary) as well as a provision for litigation in Serbia.

The **bulk refining** result dropped due to lower refining margins (OMV indicator refining margin down by 22%). In particular, results at the Petrom Refining business were negative, as the refining margin east dropped by 18%. OMV's **refining input** remained relatively stable compared to 9m/05. Due to higher utilization in the Petrom refineries the overall **capacity utilization** stayed stable at 90% despite the fires in Schwechat. Total **refining sales volumes** were up 4% supported mainly by increased refining sales in Petrom.

Despite better margins, the **petrochemicals** result west (excluding Petrom) was below 9m/05 because of higher energy costs. **Petrochemical sales volumes** increased as considerably higher volumes from Schwechat due to the capacity increase more than offset lower volumes at the Petrobrazi refinery.

The 9m/06 **Marketing** result turned positive due to the strong earnings in Q3/06. Margins in the overall retail sector were under pressure in the first half of 2006, but partly recovered in the third quarter. Marketing volumes grew by 6%, driven by higher retail volumes as a consequence of the increased number of filling stations (mainly in the Czech Republic) and helped by a higher contribution from the non-oil business.

Gas

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
322	234	180	30	Segment sales	1,002	558	80	803
28	25	15	63	EBIT	86	46	86	68
–	(0)	(1)	(70)	Special items	(0)	(2)	(91)	1
28	25	16	57	Clean EBIT	86	49	77	67

Q2/06	Q3/06	Q3/05	Δ%	Key performance indicators	9m/06	9m/05	Δ%	2005
2.67	2.35	1.41	67	Combined gas sales volumes in bcm	10.05	6.01	67	8.91
560,547	622,803	516,143	21	Average storage capacities sold in cbm/h	626,140	552,196	13	579,625
1,590	1,592	1,531	4	Total gas transportation capacity sold in mn cbm/h*km	1,584	1,531	3	1,532

Thereof Petrom (included above)

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
16	7	–	n.m.	EBIT	34	–	n.m.	–
16	7	–	n.m.	Clean EBIT	34	–	n.m.	–
1.01	0.94	–	n.m.	Gas sales volumes in bcm	3.41	–	n.m.	–

Third quarter 2006 (Q3/06)

- **New storage contracts led to a significantly improved contribution from the storage business**
- **New requirement to supply partly import gas to eligible customers adversely impacted Petrom results**
- **Transportation capacity sold increased by 4% compared to Q3/05**

EBIT was up by 63% due to the first time inclusion of the gas marketing activities of Petrom in 2006.

Earnings in the **supply business** benefited from the additional Petrom volumes. Sales volumes in OMV's markets outside Romania remained stable compared to Q3/05.

A major change was the introduction of a new regulation in Romania. As of July 1, Petrom's gas supply volumes to eligible customers have to reflect the consumer basket. Petrom now has the obligation to start to buy imported gas (Q3/06: USD 295/1,000 cbm) and sell it to eligible customers in addition to its own produced gas. The regulated gas price for industrial customers was USD 287/1,000 cbm in Q3/06. As a consequence sales margins were reduced.

The **transport business** profited from higher transport volumes. Total gas **transportation capacity sold** increased compared to Q3/05, primarily due a new compressor station on the West-Austria gas pipeline (WAG).

A significant contribution to overall EBIT came from the **storage business** as long-term storage contracts terminated last year have been replaced by new short- and mid-term contracts. The average storage capacity sold was above last year's level, and also above Q2/06.

Compared to **Q2/06**, results declined due to seasonally lower gas sales volumes and the impact of the requirement to provide import gas to eligible customers in Romania. The **total gas transportation capacity sold** remained stable in comparison to Q2/06.

January – September 2006 (9m/06)

As of January the gas marketing activities have been transferred out of Petrom's E&P business and are reported in the Gas business. Thus the entire gas volumes sold by E&P previously are transferred to Petrom's Gas business. The transfer price is based on the domestic gas price for producers allowing reasonable trading margins to reflect the risks of distribution borne by Petrom's Gas division.

EBIT increased by 86% due mainly to the inclusion of the gas marketing activities of Petrom from the start of 2006.

Stable gas sales volumes and higher price levels in OMV's markets outside Romania as well as the additional Petrom sales volumes led to significantly higher results in the **supply business**.

The **transport business** benefited from higher transport volumes. **Total gas transportation capacity sold** increased, primarily because of increased volumes on the WAG due to the new compressor station.

The **storage business** result is significantly above last year's levels due to the fact that OMV was able to sell its entire storage capacity.

Income statement

Q2/06	Q3/06	Q3/05	Consolidated statement of income in EUR mn	9m/06	9m/05	2005
5,654.17	**6,083.78**	**5,210.94**	**Sales including petroleum excise tax**	**17,257.34**	**14,141.09**	**19,849.44**
(1,008.08)	(1,213.92)	(1,195.57)	Petroleum excise tax	(3,443.21)	(3,122.79)	(4,269.74)
4,646.09	**4,869.87**	**4,015.38**	**Sales revenues**	**13,814.13**	**11,018.30**	**15,579.70**
(59.28)	(45.70)	(61.47)	Direct selling expenses	(155.61)	(174.21)	(200.92)
(3,594.01)	(3,936.49)	(3,074.30)	Production costs of sales	(10,915.79)	(8,273.00)	(11,940.75)
992.80	**887.68**	**879.60**	**Gross profit**	**2,742.73**	**2,571.09**	**3,438.03**
70.61	34.00	132.35	Other operating income	202.01	434.88	456.69
(207.37)	(217.84)	(206.61)	Selling expenses	(649.32)	(584.77)	(910.08)
(80.36)	(67.95)	129.44	Administrative expenses	(221.08)	(235.54)	(303.32)
(21.04)	(37.66)	(13.26)	Exploration expenses	(85.47)	(57.98)	(132.21)
(1.19)	(1.68)	(2.67)	Research and development expenses	(5.18)	(9.65)	(12.19)
(132.37)	(91.57)	(229.01)	Other operating expenses	(317.12)	(491.63)	(578.54)
621.07	**504.99**	**689.84**	**Earnings before interest and taxes**	**1,666.58**	**1,626.41**	**1,958.37**
31.95	62.77	16.98	Income from associated companies	125.68	69.25	101.74
13.67	2.64	(0.11)	Income from other investments	23.81	9.75	11.97
(23.14)	(23.55)	(23.50)	Interest expenses	(100.49)	(110.24)	(124.04)
(0.75)	(2.95)	(3.44)	Other financial income and expenses	(3.16)	(4.47)	(0.34)
21.72	**38.91**	**(10.08)**	**Net financial result**	**45.85**	**(35.70)**	**(10.67)**
642.80	**543.89**	**679.76**	**Profit from ordinary activities**	**1,712.43**	**1,590.71**	**1,947.70**
(177.20)	(118.60)	(166.16)	Taxes on income	(397.52)	(383.82)	(487.81)
465.60	**425.29**	**513.60**	**Profit from ordinary activities post taxes**	**1,314.91**	**1,206.89**	**1,459.88**
8.21	7.70	26.82	Results from discontinued operations net of taxes	21.86	26.82	35.99
473.81	**432.99**	**540.42**	**Net income for the period**	**1,336.77**	**1,233.71**	**1,495.87**
400.08	**368.86**	**425.81**	**thereof attributable to own shareholders**	**1,087.86**	**1,019.39**	**1,256.13**
73.73	64.14	114.61	thereof attributable to minority interests	248.91	214.32	239.75
1.34	**1.24**	**1.43**	**Basic earnings per share in EUR**	**3.65**	**3.41**	**4.21**
–	–	–	**Dividend per share in EUR**	–	–	**0.90**

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
45.62	65.40	16.87	288	Net income from investments	149.50	79.00	89	113.71
31.20	35.90	10.09	256	thereof Borealis	77.95	44.60	75	61.70
–	21.38	–	n.m.	thereof Petrol Ofisi	21.38	–	n.m.	–
(6.26)	0.70	0.56	n.m.	thereof AMI Agrolinz Melamine	(10.29)	0.56	n.m.	1.71
5.29	0.81	3.99	(80)	thereof EconGas	26.26	13.96	88	22.93
(0.07)	2.26	1.00	126	thereof Oberösterreichische Ferngas	6.22	6.46	(4)	9.78

Third quarter 2006 (Q3/06)

The increase in **consolidated sales** compared to Q3/05 reflect the record oil and gas price environment, although prices trended downwards during the quarter. R&M represented 90% of total consolidated sales, Gas accounted for 5% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

The **Group's EBIT** at EUR 505 mn was 27% below the all-time record level of Q3/05, as higher sales were more than offset by higher costs and lower other operating income.

The EBIT contribution of **Petrom** was EUR 183 mn, down by 36%. **Special charges** of EUR 37 mn included mainly unscheduled depreciation (EUR 25 mn) and personnel related and restructuring costs (EUR 10 mn). **Clean EBIT** also fell by 27% to EUR 542 mn; within this, the contribution of **Petrom's** clean EBIT was EUR 188 mn, down by 45%.

The EUR 49 mn improvement in the **net financial result** compared to Q3/05 reflects mainly higher income from investments. This is due to the significant contribution of Borealis and the first time consolidation of OMV's 34% stake in Petrol Ofisi. The at equity income of Petrol Ofisi was EUR 21 mn for the period after closing, i.e. from May 16 to September 30, 2006. This good result was driven by strong margins and seasonally high sales volumes. Petrol Ofisi's net income was significantly burdened by FX losses due to the devaluation of the Turkish Lira compared to the USD. However, the majority of these FX losses were accounted for before closing date.

Current taxes on income were EUR 116 mn and expenses from deferred taxes of EUR 3 mn were recognized in Q3/06. The effective **corporate income tax rate**, based on pre-tax profits, decreased to 22% compared to 24% in Q3/05 due to low tax liftings in Libya as well as the strong contribution from investments consolidated at equity.

Net income was 20% lower than in Q3/05 at EUR 433 mn. EUR 64 mn of this is attributable to minority interests (mainly to the shareholders of 49% of Petrom) thus leading to a **net income after minorities** of EUR 369 mn down on Q3/05 by 13%. **Clean net income after minorities** excluding net income from discontinued operations was EUR 401 mn. EPS for the quarter was EUR 1.24, while clean EPS after minorities reached EUR 1.35 (Q3/05: EUR 1.41; Q2/06: EUR 1.38).

Compared to Q2/06 sales grew by 5% due to the positive price environment. EBIT was down by 19% and clean EBIT decreased by 18%, reflecting higher overall production costs in the Group. The increased net financial result mainly reflects the first time inclusion of Petrol Ofisi, more than compensating for lower income from other investments and higher net interest expenses and other financial expenses. The corporate tax rate was 22% in Q3/06 and declined from 28% in Q2/06, which was unusually high due to the impact of higher liftings in the UK and high-tax liftings in Tunisia and Libya. Net income was 9% below Q2/06, and net income attributable to own shareholders declined by 8%.

January – September 2006 (9m/06)

Consolidated sales increased by 25% compared to 9m/05 due to the record oil and gas price environment in 9m/06. R&M represented 88% of total consolidated sales, Gas accounted for 7% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

The **Group's EBIT** of EUR 1,667 mn was 2% above 9m/05 as overall Group costs also rose throughout the first nine months due to general cost inflation in the industry and the high level of restructuring at Petrom. The EBIT contribution of **Petrom** was EUR 628 mn, exceeding last year's level by 20%. **Special expenses** were EUR 29 mn. Income from asset sales, mainly in Q1 (EUR 60 mn), was more than offset by special charges in Q2 and Q3 for unscheduled depreciation (EUR 57 mn) and by restructuring and personnel related expenses (EUR 14 mn) as well as insurance expenses (EUR 8 mn). **Clean EBIT** declined by 4% to EUR 1,696 mn, of which **Petrom's** clean EBIT contribution was EUR 617 mn.

Net income from investment activities reflects the significant contribution of EconGas in Q1 and of Borealis in Q2 and Q3 but also the dividend payment of MOL in Q2. In addition the first time consolidation of Petrol Ofisi had a significant positive effect. The EUR 82 mn improvement in the **net financial result** reflects significantly higher income from investments as well as lower net interest expenses.

Profit from ordinary activities increased by 8%. Current taxes on income amounted to EUR 359 mn and expenses from deferred taxes of EUR 38 mn were recognized in 9m/06. Thus **taxes on income** for the Group increased by 4% compared to 9m/05. The effective **corporate income tax rate** as a percentage of pre-tax profits was slightly below last year's level of 24%, at 23%, as the negative impact of higher taxes in the UK was more than compensated for by the positive effect of higher contributions of companies consolidated at equity and Petrom's contribution to overall Group results (corporate income tax rate in Romania is 16%).

Net income was 8% higher than in 9m/05. EUR 249 mn is attributable to minority interests (mainly to the shareholders of 49% of Petrom) thus leading to a **net income after minorities** of EUR 1,088 mn, and thereby exceeding 9m/05 by 7%. **Clean net income after minorities** excluding net income from discontinued operations was EUR 1,111 mn. EPS was EUR 3.65, while clean EPS after minorities reached EUR 3.72, 5% higher than the EUR 3.54 recorded for 9m/05.

Balance sheet, capital expenditure and gearing

Consolidated balance sheet in EUR mn	Sept 30, 2006	Dec 31, 2005
Assets		
Non-current assets		
Intangible assets	189.59	143.58
Property, plant and equipment	7,271.67	6,838.12
Investments in associated companies	1,761.04	881.70
Other financial assets	1,552.87	1,586.96
	10,775.16	**9,450.36**
Receivables and other assets	**385.49**	**351.22**
	11,160.65	**9,801.58**
Deferred taxes	**32.04**	**24.67**
Current assets		
Inventories	1,629.54	1,603.32
Trade receivables	1,945.26	1,753.09
Other receivables and assets	364.13	234.89
Securities and investments		1.34
Cash in hand and at bank	1,518.06	1,951.26
Non current assets held for sale	83.44	81.19
	5,540.44	**5,625.08**
	16,733.13	**15,451.34**
Equity and liabilities		
Equity		
Capital stock	300.00	300.00
Reserves	6,171.79	5,591.59
Stockholders' equity	**6,471.79**	**5,891.59**
Minority interests	2,039.96	1,801.93
	8,511.75	**7,693.52**
Non-current liabilities		
Pensions and similar obligations	995.80	1,010.80
Bonds	802.68	1,039.48
Interest-bearing debts	456.75	209.71
Decommissioning and restoration obligations	1,450.74	1,357.54
Provisions	226.42	288.08
Other liabilities	50.13	71.77
	3,982.52	**3,977.37**
Deferred taxes	**242.97**	**220.32**
Current liabilities		
Trade payables	1,741.92	1,471.61
Bonds	0.00	136.15
Interest-bearing debts	684.63	441.21
Tax provisions	113.03	285.19
Other provisions	429.36	407.46
Other liabilities	998.46	786.63
Liabilities associated with assets held for sale	28.49	31.88
	3,995.89	**3,560.13**
	16,733.13	**15,451.34**

Capital expenditure of EUR 1,931 mn was well above last year's level (9m/05: EUR 872 mn). **E&P** invested EUR 442 mn (9m/05: EUR 377 mn), mainly for developing fields in New Zealand and Austria and for the optimization program in Romania. Capital expenditure in **R&M**, amounting to EUR 1,383 mn (9m/05: EUR 444 mn) included the acquisition of 34% of the Turkish marketing group Petrol Ofisi (EUR 848 mn) and the acquisition of the ARAL retail station network in the Czech Republic (Q1/06). The main focus of investments in the **Gas** segment of EUR 49 mn was on the West-Austria gas pipeline (WAG) expansion project. The major part of the EUR 57 mn invested by **Co&O** was spent on IT projects.

Total **assets** grew by 8% in 9m/06 mainly due to the investment in Petrol Ofisi but also as inventories and trades receivables increased due to the improved price environment.

Equity increased in the first three quarters of 2006 by approximately 11% as revenue reserves improved due to the good results more than compensating for the impact of the share and convertible buy-backs as well as the dividend payments made by OMV Aktiengesellschaft and Petrom.

As equity increased more than total assets the Group's **equity ratio** increased from 50% to 51%.

After the AGM approval in May, OMV started a share buy-back program and 1,100,000 shares were bought back at a weighted average share price of EUR 44.73. Therefore the total number of own shares held by the Company increased to 2,389,516 as of September 30, 2006. Following the conversion of convertible bonds, the **capital stock** now consists of 300,002,400 shares.

As of September 30, 2006, 764,719 convertibles had been bought back at an average price of EUR 471.49. The number of outstanding convertibles at end-September was 1,028,900, equivalent to 10,289,000 shares.

As of September 30, 2006, long- and short-term borrowings and bonds stood at EUR 1,944 mn (year end 2005: EUR 1,827 mn) while cash in hand, cheques and cash at bank (including current securities and investments) decreased to EUR 1,518 mn (year end 2005: EUR 1,951 mn). OMV had a **net debt** position of EUR 426 mn at the end of September 2006, compared to EUR 126 mn net cash at the end of 2005. As of September 30, 2006 the **gearing ratio** was 5% (year end 2005: (2)%).

Cash flows

Q2/06	Q3/06	Q3/05	Summarized statement of cash flows in EUR mn	9m/06	9m/05	2005
473.81	**432.99**	**540.42**	**Net income**	**1,336.77**	**1,233.71**	**1,495.87**
212.17	196.46	236.08	Depreciation and amortization	581.40	568.57	793.98
2.13	(4.11)	(15.30)	Write-ups of non-current assets	(4.80)	(15.52)	(2.71)
24.20	2.53	81.17	Deferred taxes	38.06	97.12	17.86
(5.62)	4.30	0.81	Losses/(gains) on the disposal of non-current assets	(58.13)	2.36	10.99
(31.07)	(19.22)	35.41	Net change in provisions for pensions and severance payments	(77.16)	75.49	39.43
(50.09)	11.59	49.24	Net change in other long-term provisions and abandonment provision	(13.15)	67.85	(42.66)
(24.30)	(5.43)	(19.31)	Other adjustments	(58.58)	(50.07)	(65.77)
601.23	**619.11**	**908.51**	**Sources of funds**	**1,744.42**	**1,979.51**	**2,246.99**
(6.72)	161.92	(322.89)	(Increase)/decrease in inventories	(16.94)	(471.92)	(385.91)
(125.36)	7.66	(269.23)	(Increase)/decrease in receivables	(287.92)	(600.59)	(374.33)
26.29	(95.91)	487.46	(Decrease)/increase in liabilities	408.75	708.30	322.62
69.56	(31.18)	50.57	(Decrease)/increase in short-term provisions	(116.37)	211.27	248.72
(0.29)	–	(32.95)	Other changes	–	(20.12)	49.90
564.72	**661.61**	**821.48**	**Net cash from operating activities**	**1,731.95**	**1,806.45**	**2,108.00**
			Investments			
(363.44)	(206.46)	(368.92)	Intangible assets and property, plant and equipment	(884.47)	(885.04)	(1,213.86)
(758.56)	(69.64)	(200.06)	Investments, loans and other financial assets	(920.52)	(298.71)	(621.63)
(56.23)	0.00	13.85	Acquisitions of subsidiaries net of cash acquired	(120.43)	58.04	5.59
(1.22)	(6.56)	0.12	(Increase)/decrease in short-term financial assets	2.79	(1.16)	(11.61)
			Disposals			
17.53	11.82	(14.91)	Proceeds from sale of non-current assets	138.08	82.62	149.28
–	–	97.72	Proceeds from the sale of subsidiaries, net of cash disposed	–	146.99	358.10
(1,161.92)	**(270.84)**	**(472.20)**	**Net cash used in investing activities**	**(1,784.54)**	**(897.26)**	**(1,334.13)**
28.89	201.00	0.00	Increase in long-term borrowings	252.47	0.00	90.48
(18.29)	(149.08)	(59.21)	Repayments of long-term borrowings	(177.83)	(233.04)	(352.03)
(260.81)	(99.29)	–	Repurchase of convertible bonds	(360.09)	–	–
(18.32)	(29.65)	–	Repurchase of own shares	(47.97)	–	–
842.06	(492.89)	(10.30)	(Decrease)/increase in short-term borrowings	287.32	(38.14)	29.59
–	–	(9.86)	Group financing	–	(5.93)	–
(272.65)	(102.18)	(0.37)	Dividends paid	(376.93)	(133.60)	(133.97)
0.01	–	4.59	Capital introduced	0.05	4.98	0.42
300.90	**(672.08)**	**(75.15)**	**Net cash from financing activities**	**(422.98)**	**(405.72)**	**(365.51)**
(24.18)	13.79	37.25	Effect of exchange rate changes on cash and cash equivalents	42.38	119.93	76.37
(320.48)	**(267.53)**	**311.38**	**Net increase in cash and cash equivalents**	**(433.20)**	**623.41**	**484.73**
2,106.07	1,785.59	1,778.56	Cash and cash equivalents at beginning of period	1,951.26	1,466.53	1,466.53
1,785.59	**1,518.06**	**2,089.94**	**Cash and cash equivalents at end of period**	**1,518.06**	**2,089.94**	**1,951.26**

In Q3/06 **free cash flow** (defined as cash flow from operating activities less cash flow from investing activities) amounted to an inflow of EUR 391 mn. As dividends were paid to Petrom's minority shareholders in Q3, free cash flow less dividend payments was EUR 289 mn.

Sources of funds were down due to lower net income, lower depreciation, lower deferred taxes and the adverse effects of the release of personnel provisions and non-cash equity income. Inventories and receivables decreased while short term liabilities also showed a decline, thereby decreasing total **net working capital.** In Q3/06 **cash flow used in investment activities** mainly reflects investments in fixed assets. **Cash flow from financing activities** was negative in Q3, mainly as a result of the redemption of short- and long-term borrowings and dividend payments to Petrom's minority shareholders in this quarter.


160%
140%
120%
100%
80%
Brent
EUR/USD
EUR/RON
Q3/05
Q4/05
Q1/06
Q2/06
Q3/06

World crude demand grew at a moderate pace, expanding by 0.6 mn bbl/d or 0.7% to 84.0 mn bbl/d in the first nine months of 2006. A decline of 0.9% in OECD demand was more than offset by a 2.9% rise in consumption in non-OECD countries. Asia was a main driver, reporting a 6% increase and using for the first time more oil than European industrial economies. **World crude production** significantly outpaced consumption, advancing by 0.9 mn bbl/d or 1% to reach 85.3 mn bbl/d. OECD output shrank by 0.6 mn bbl/d, while OPEC boosted production by 0.5 mn bbl/d to 34.6 mn bbl/d. Production outages in Nigeria and Venezuela were more than compensated for by gains from Iraq, Kuwait, Libya and the UAE.

The **Brent** crude oil reference price was highly volatile. After passing the USD 70/bbl mark in April, Brent hit a new all-time high of USD 78.69/bbl in August. The Lebanon conflict, the international community's concerns about the Iranian nuclear program and uncertainty ahead of this year's hurricane season were the main factors behind the spot price run-up. Prices unwound by about USD 20/bbl by the end of September, as the market came to the view that the fears were overdone. Rotterdam (EUR denominated) middle distillate quotes were 18% to 21% higher compared to the first nine months 2005.

On average for the third quarter of 2006 the **US dollar (USD)** weakened versus the euro (EUR) compared to Q3/05. The **Romanian Lei (RON)** did not show any significant movement against the EUR, the average rate in Q3/06 being 3.542 for EUR 1.

Q2/06	Q3/06	Q3/05	Δ%		9m/06	9m/05	Δ%	2005
69.59	69.60	61.55	13	Average Brent price in USD/bbl	66.96	53.54	25	54.38
64.84	65.81	57.39	15	Average Ural price in USD/bbl	62.98	49.81	26	50.87
1.258	1.274	1.220	4	Average EUR/USD FX rate	1.245	1.263	(1)	1.244
3.517	3.542	3.525	0	Average EUR/RON FX rate	3.541	3.615	(2)	3.621
2.796	2.779	2.890	(4)	Average USD/RON FX rate	2.855	2.863	(0)	2.911

Source: Reuters


160%
140%
120%
100%
80%
60%
Q4/05
Q1/06
Q2/06
Q3/06
OMV
ATX prime
FTSE Global Energy
FTSE Eurotop 100

In **Q3/06** sentiment towards international financial markets was positive, with major indices gaining (FTSE Eurotop 100 +7%, Nikkei +4%, Dow Jones +5%). Austrian shares followed the international trend, causing the ATX to rise by 3%. Nevertheless, oil company shares lost ground. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) decreased by 4%. **OMV's share price** lost 12% in Q3/06, reflecting weakening oil prices and a more subdued sentiment towards the oil & gas sector.

OMV share turnover volume on the Vienna Stock Exchange was EUR 4,935 mn in Q3/06, down 33% from Q2/06. This equates to 18% of the total turnover of the Vienna equity market. Compared to Q3/05, the turnover in OMV shares increased by 46%. The OTC (over the counter) turnover in Q3/06 for OMV shares was EUR 1,088 mn, a decrease of 27% compared to Q3/05. The turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 26,721 mn in Q3/06 (Q3/05: EUR 19,748 mn), an increase of 35%.

ISIN: AT0000743059	Market capitalization (September 29)	EUR 12,160 mn
Wiener Börse: OMV	Stock exchange turnover in Vienna of OMV shares (9m/06)	EUR 17,476 mn
Reuters: OMV.VI	Last (September 29)	EUR 40.86
Bloomberg: OMV AV	High (January 30)	EUR 59.86
ADR Level I: OMVKY	Low (June 14)	EUR 37.74
	Shares outstanding (as of September 30)	297.612.884
	Shares outstanding (weighted) in 2006	298.330.166
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

Further information

OMV
Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440-21660; e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

Investor News in Q3/06:

2006-07-14 Incident in the Schwechat refinery under control – Fire already extinguished
2006-07-19 OMV announces second oil and gas discovery in Tunisia
2006-07-24 Cause of the incident at the refinery in Schwechat on July 13 identified
2006-09-05 Start of feasibility study for LNG terminal in Croatia
2006-09-22 Petrom: Komsomolskoe Oil Field in Kazakhstan enters the development phase
2006-09-25 Petrom acquires exploration projects in Russia
2006-09-29 OMV and Gazexport extend gas supply contracts until 2027

The detailed Investor News can be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:
bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; cbm/h*km: cubic meter per hour times kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional information according to IFRS

Sales

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
1,044	1,062	869	22	Exploration and Production	2,985	2,401	24	3,444
4,403	4,709	4,232	11	Refining and Marketing	13,005	10,765	21	15,081
322	234	180	30	Gas	1,002	558	80	803
–	–	0	n.m.	Chemicals	–	204	n.m.	204
46	60	51	18	Corporate and Other	181	154	17	201
5,815	**6,064**	**5,332**	**14**	**Segment subtotal**	**17,173**	**14,082**	**22**	**19,732**
(1,169)	(1,194)	(1,316)	(9)	less: internal sales	(3,359)	(3,064)	10	(4,152)
4,646	**4,870**	**4,015**	**21**	**OMV Group**	**13,814**	**11,018**	**25**	**15,580**

EBIT

Q2/06	Q3/06	Q3/05	Δ%	in EUR mn	9m/06	9m/05	Δ%	2005
474	421	536	(21)	Exploration and Production	1,484	1,132	31	1,594
130	72	169	(58)	Refining and Marketing	165	512	(68)	411
28	25	15	63	Gas	86	46	86	68
–	–	0	n.m.	Chemicals	–	6	n.m.	6
(11)	(13)	(31)	(59)	Corporate and Other	(68)	(70)	(3)	(121)
621	**505**	**690**	**(27)**	**Segment subtotal**	**1,667**	**1,626**	**2**	**1,958**
(41)	(37)	(55)	(33)	Special items	(29)	(142)	(80)	(347)
[illegible]	*(5)*	*(3)*	*67*	*thereof: Personnel related costs*	*(5)*	*(27)*	*(81)*	*(25)*
(4)	*(5)*	*(55)*	*(91)*	*Petrom restructuring costs*	*(9)*	*(115)*	*(92)*	*(212)*
(32)	*(25)*	*(1)*	*n.m.*	*Unscheduled depreciation*	*(57)*	*(1)*	*n.m.*	*(69)*
0	*–*	*–*	*n.m.*	*Asset disposal*	*60*	*3*	*n.m.*	*3*
–	*–*	*–*	*n.m.*	*Insurance*	*(8)*	*–*	*n.m.*	*(27)*
(5)	*(3)*	*3*	*n.m.*	*Other*	*(10)*	*(2)*	*400*	*(16)*
662	**542**	**745**	**(27)**	**OMV Group clean EBIT**	**1,696**	**1,768**	**(4)**	**2,305**
507	453	535	(15)	thereof E&P	1,490	1,177	27	1,718
138	75	225	(67)	R&M	179	603	(70)	604
28	25	16	57	Gas	86	49	77	67
–	–	0	n.m.	Chemicals	–	6	n.m.	6
(11)	(12)	(31)	(63)	Corporate	(60)	(66)	(10)	(89)

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1.000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	300,001	993,299	3,941,566	671,196	(14,470)	5,891,592	1,801,928	7,693,520
Unrealized gains/(losses):								
Securities:								
Direct equity adjustment before taxes on income				(78,012)		(78,012)	1,030	(76,982)
Income taxes				159		159	(164)	(5)
Realized gains/(losses) recognized in income statement before taxes on income				(137)		(137)	(58)	(195)
Taxes on income				28		28	9	37
Financial instruments:								
Direct equity adjustment before taxes on income				(13,536)		(13,536)	(2,004)	(15,540)
Income taxes				2,409		2,409	321	2,730
Realized gains/(losses) recognized in income statement before taxes on income				6,778		6,778	6,512	13,290
Taxes on income				(1,084)		(1,084)	(1,042)	(2,126)
Transfer to acquisition cost				1,117		1,117	1,073	2,190
Taxes on income				(179)		(179)	(172)	(351)
Exchange differences from translation of foreign operations				20,361		20,361	71,582	91,943
Gains/(losses) recognized directly in equity, net of taxes on income				(62,096)		(62,096)	77,087	14,991
Net income for year			1,087,857			1,087,857	248,909	1,336,766
Total gains/(losses) for the year			1,087,857	(62,096)		1,025,761	325,996	1,351,757
Dividend distribution			(268,813)			(268,813)	(108,119)	(376,932)
Repurchase of own shares					(49,219)	(49,219)		(49,219)
Repurchase of convertible bonds		(108,258)				(108,258)		(108,258)
Sales of own shares		925			329	1,254		1,254
Capital increase	2	46			4	52		52
Increase/(decrease) in minority interests			(20,577)			(20,577)	20,151	(426)
September 30, 2006	300,003	886,012	4,740,033	609,100	(63,356)	6,471,792	2,039,956	8,511,748